LRP Landesbank Rheinland-Pfalz

02 SEP -4 AM 9:32

55098 Mainz
Tel (06131) 13-01
Internet: www.lrp.de
E-Mail: LRP@LRP.de
BLZ 550 500 00

The United States
Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

02049653

SUPPL

Your contact
Mr. Seibel

Your Reference	Our Reference	Telephone/Fax (06131) 13-	Date
	sei/sa/216	3108/3130	20 August 2002

Re: Landesbank Rheinland-Pfalz, File No. 82-4930
Claim for Exemption pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs,

Referring to our above mentioned claim for exemption please find enclosed the English version of our Interim Report as at 30 June 2002.

If you have any queries please do not hesitate to contact me under the telephone number indicated above.

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Yours faithfully,

LANDESBANK RHEINLAND-PFALZ
Girozentrale

Encl.

Interim Report as at 30 June 2002

LRP Landesbank Rheinland-Pfalz

LRP reports stable half-year result. Financial services cooperation with savings banks will be expanded.

In the first half of the year, LRP Landesbank Rheinland-Pfalz, Mainz, posted a stable overall result in an extremely difficult banking environment. Net income after provisions for risks and taxes on income and revenues increased slightly to € 50.7 (50) million, and the Group's business volume reached € 76 (77.5) billion. The crisis on the financial markets makes reliable projections for the full fiscal year extraordinarily difficult.

According to Dr. h. c. Klaus G. Adam, Chairman of the Managing Board of LRP, the problems of the financial markets are directly related to the balance sheet manipulations and spectacular company collapses in Germany and abroad. "Meanwhile restrained consumer and capital spending has already led to a slowdown of the world economy which has noticeably affected the still weak economic recovery in Germany," said Adam.

According to the LRP Chairman, demand for financial services will consequently be lower than originally planned. LRP will respond to the changed situation by making further adjustments and focused cost cuts. By way of an example, he mentioned the pooling of securities services agreed with the savings banks in cooperation with LBBW. "While we will remain circumspect in selecting the areas in need of adjustment, we will push ahead such adjustments even more vigorously," explained Adam.

Financial services cooperation will be expanded

"We will further increase our focus on the strong growing small and medium-sized companies in cooperation with the savings banks and selectively expand the Group's product range for this segment." In addition to mergers and acquisitions (M & A), consolidation consulting and equity finance, there is a growing demand for acquisitions and arrangement of shareholdings in the investment-banking segment. The savings banks in Rheinland-Pfalz also continued to strengthen their leading position in the allocation of promotion funds.

The weak stock markets encouraged renewed interest in real assets such as real estate and, as a result, building society services. "In this area, cooperation works already perfectly," said Adam. "If we achieve the same level of commitment, market orientation and cost awareness in all areas of our cooperation, we will be able to defend our leading market position in cooperation with our partners after the change of our guarantee systems as of 2005."

Stable half-year result

At € 68.2 (78.3) million, the operating profit of the LRP Group was down 12.8 % on the same period of the previous year. The ongoing erosion of the share prices in particular affected net income from trading activities which fell to € -11.3 (10.7) million. Due to a further decline in orders as well as a lack of IPO transactions, net commis-

sion income declined by 16.7 % to € 28.2 (33.9) million. Primarily as a result of the volume effect, net interest income ranged at € 182.5 (191.6) million in the first half of the year, down 4.7 % on the previous year.

Due to strict management of personnel and operating expenses, administrative expenses increased by only 3.8 % to € 137.2 (132.2) million. Provisions for risks and other adjustments amounted to € 2 million net as risk expenses were largely offset by extraordinary income. Net income for the first half of the year after taxes on income and revenues of € 17.5 (28.3) million stood at € 50.7 (50.0) million.

Apart from a decline in interbank business for reporting date-related reasons, the volume development was characterised by a lending policy, which was oriented to profitable transactions and efficient capital usage. The LRP Group's business volume was down 2 % to € 76 (77.5) billion. Certificated liabilities remained LRPs most important funding source, increasing by 4.7 % to € 31.4 (30) billion. In line with its international funding strategy, LRP continued to diversify its funding base through the successful placement of a global Pfandbrief benchmark bond with a volume of € 1.5 billion.

MAINZ, 7 AUGUST 2002

Group Balance Sheet* (key-data)	**30 June 2002** Accounts statistics € billions	31 Dec. 2001 Balance sheet € billions	Changes in € billions	Changes in %
Balance sheet total	**67.8**	69.8	- 2.0	- 2.8
Business volume	**76.0**	77.5	- 1.5	- 2.0
Claims on banks	**19.0**	19.9	- 0.9	- 4.4
Claims on customers	**23.6**	24.4	- 0.8	- 3.1
including: building loans of Landes-Bausparkasse	**2.0**	1.9	0.1	1.0
Securities	**21.7**	21.5	0.2	1.0
Trust assets	**2.3**	2.4	- 0.1	- 2.9
Liabilities to banks	**19.8**	22.2	- 2.4	- 10.7
Liabilities to customers	**9.9**	10.7	- 0.8	- 7.5
including: savers' deposits of Landes-Bausparkasse	**1.7**	1.6	0.1	3.1
Certificated liabilities	**31.4**	30.0	1.4	4.7
Capital funds	**2.8**	3.0	- 0.2	- 6.0

Group Results	**1 Jan.- 30 June 2002** € millions	1 Jan.- 31 Dec. 2001 € millions	6/12 € millions	Changes in %
Net interest income	**182.5**	383.2	191.6	- 4.7
Net commission income	**28.2**	67.7	33.9	- 16.7
Net income from trading activities	**- 11.3**	21.3	10.7	-
Other operating expenses/income	**7.9**	35.5	17.8	- 55.5
General administrative expenses	**137.2**	264.4	132.2	3.8
Provisions for risks/adjustments	**- 2.0**	- 86.8	- 43.4	- 95.4
Operating profit	**68.2**	156.5	78.3	- 12.8
Taxes on income and revenues	**17.5**	56.5	28.3	- 38.1
Net income	**50.7**	100.0	50.0	1.4

Differences due to rounding

* The Group comprises the Bank and LBS, LRI, Meridian, LRA, LRP Capital and WIB-Group (pro rata)

Addresses

LRP
Landesbank Rheinland-Pfalz

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
T-Online *66565#
e-mail: LRP@LRP.de
www.lrp.de

LBS
Landes-Bausparkasse Rheinland-Pfalz

Vordere Synagogenstrasse 2
D-55116 Mainz
Tel (+ 49 61 31) 13-02
Fax (+ 49 61 31) 13-47 40
e-mail: info@lbs-rlp.de
www.lbs-rlp.de

LRP Capital GmbH

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-24 03
Fax (+ 49 61 31) 13-39 13
e-mail: lrp.capital@LRP.de

LRI
Landesbank Rheinland-Pfalz International S.A.

10-12, Boulevard Roosevelt
L-2450 Luxembourg
Tel (+ 3 52) 47 59 21-1
Fax (+ 3 52) 47 59 21-3 14
e-mail: info@lri.lu
www.lri.lu

LTH
Landestreuhandstelle Rheinland-Pfalz

Ernst-Ludwig-Strasse 6-10
D-55098 Mainz
Tel (+ 49 61 31) 13-21 00
Fax (+ 49 61 31) 13-30 05
e-mail:
landestreuhandstelle@lth-rlp.de
www.lth-rlp.de

LB Rheinland-Pfalz Finance B.V. (LRA)

Strawinskylaan 3111
NL-1077 ZK Amsterdam
Tel (+ 31 20) 4 42 02 48
Fax (+ 31 20) 4 06 45 55

WIB
Westdeutsche ImmobilienBank

Grosse Bleiche 46
D-55116 Mainz
Tel (+ 49 61 31) 92 80-0
Fax (+ 49 61 31) 92 80-72 00
e-mail:
mainz@westimmobank.com
www.immobilienbank.com

Managing Board

Dr. h. c. Klaus G. Adam, Chairman
Dr. Friedhelm Plogmann, Vice Chairman
Werner Fuchs
Paul K. Schminke

Published by:
LRP Landesbank Rheinland-Pfalz
Corporate Communications

1-11 8/02 1/2.700

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